EXHIBIT 99.1

Just Energy Announces Fourth Quarter Fiscal 2022 Results to be Issued on or before July 29, 2022

TORONTO, June 30, 2022 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (NEX:JE.H; OTC:JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, announced today that it has filed a notification of late filing on Form 12b-25 with the United States Securities and Exchange Commission in connection with its annual report, including the annual audited financial statements and management discussion and analysis, for the year ended March 31, 2022 (the “Annual Filings”). The Company anticipates that it will file the Annual Filings on or before July 29, 2022. The Company is unable to file its Annual Filings within the prescribed time period under US securities laws without unreasonable effort or expense because the Company needs additional time to complete its financial statements and related disclosures due to the Company’s ongoing financial restructuring process. A copy of the Company’s Form 12b-25 filing in relation to the Annual Filings is available on the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

As previously reported, FTI Consulting Canada Inc. (the “Monitor”) is overseeing the Company's Companies’ Creditors Arrangement Act (Canada) (“CCAA”) proceedings as the court-appointed Monitor. Further information regarding the CCAA proceedings is available at the Monitor’s website at http://cfcanada.fticonsulting.com/justenergy. Information regarding the CCAA proceedings can also be obtained by calling the Monitor’s hotline at 416-649-8127 or 1-844-669-6340 or by email at justenergy@fticonsulting.com.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group, Hudson Energy, Interactive Energy Group, Tara Energy, and Terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including, without limitation, statements with respect to the timing of the release of the Annual Filings. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to the ability of the Company to continue as a going concern; the outcome of proceedings under the CCAA, the outcome of any potential litigation with respect to the February 2021 extreme weather event in Texas, the outcome of any invoice dispute with the Electric Reliability Council of Texas; the Company’s discussions with key stakeholders regarding the CCAA proceedings, a restructuring and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at investors.justenergy.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Michael Carter
Just Energy, Chief Financial Officer
Phone: 905-670-4440
pr@justenergy.com

Court-appointed Monitor
FTI Consulting Canada Inc.
Phone: 416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc